UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING

SEC FILE NUMBER:	000-54252
CUSIP NUMBER:	03841W106

(Check One):	[ ] Form 10-K [ ] Form 20-F [ ] Form 11-K [X ] Form 10-Q [ ] Form 10-D [ ] Form N-SAR [ ] Form N-CSR

	For Period Ended:	March 31, 2012

[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR

For the Transition Period Ended:

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

PART I - REGISTRANT INFORMATION

AQUASIL INTERNATIONAL INC.
Full Name of Registrant

Former Name if Applicable

952 N. Western Ave.,
Address of Principal Executive Office (Street and Number)

Los Angeles, CA 90029
City, State and Zip Code

PART II – RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.  (Check box if appropriate)

[X]	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense.
(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III – NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Form 10-Q for the three months ended March 31, 2012 will not be submitted by the deadline due to a situation where the workload exceeds available personnel..  We were not able to complete all of the financial information required to allow sufficient time for our independent auditors to be able to finalize their review and provide their consent by the filing deadline of May 15, 2012.

PART IV – OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

	James Brooks	888	744-7090
	(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?  If answer is no, identify report(s).

	Yes [X] No [ ]

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

	Yes [X] No [ ]
During the three month period ended March 31, 2012 the Company expects to report operating losses of approximately $35,000 as compared to $173,721 reported in the prior comparative three month period ended March 31, 2011.  The substantial reduction in operating costs is directly related to a reduction in professional fees incurred over the comparative periods; the Company incurred $3,717 in professional fees during the current three month period ended March 31, 2012, as compared to $164,178 in the three months ended March 31, 2011.  During the three month period ended March 31, 2011 the Company’s professional fees included amounts incurred for legal expenses and professional services related to preparation of a business plan and other documents in respect to the Company’s operating subsidiary, AquaSil.  There were no similar expenses in the current three month period ended March 31, 2012.   Offsetting the increase to professional fees, during the current period the Company paid $25,000 in director’s fees with no similar expense in the prior fiscal year.   General and administrative expenses are expected to be reduced from $9,543 (2011) to approximately $6,700 in the current period ended March 31, 2012.

The Company expects to report net losses of approximately $36,500 in the current three month period as compared to $173,721 in the prior comparative period ended March 31, 2011.

In addition, as at March 31, 2012, the Company divested itself of its wholly-owned subsidiary, AquaSil, Inc. and determined not to continue in the water business. Prior to the divestiture, during the current period, the Company entered into an agreement to acquire the rights to certain intellectual property for a proprietary software application called EviCAT©.

AQUASIL INTERNATIONAL INC.
Name of Registrant as Specified in Charter

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	May 16, 2012	By:	/s/ Robert Baker
		Name:	Robert Baker
		Title:	Chief Financial Officer, Secretary/Treasurer and Director

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).